Prospectus Supplement No. 16	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated February 2, 2007)	Registration No. 333-140430

$1,725,000,000 1.75% Convertible Senior Notes due 2011
$1,725,000,000 1.75% Convertible Senior Notes due 2013

This prospectus supplement supplements the prospectus dated February 2, 2007, as supplemented by prospectus supplements dated February 9, 2007, February 16, 2007, February 23, 2007, March 2, 2007, March 9, 2007, March 16, 2007, March 23, 2007, March 30, 2007, April 6, 2007, April 13, 2007, April 20, 2007, April 27, 2007, May 4, 2007, May 18, 2007 and May 25, 2007, relating to the resale by certain selling securityholders of our 1.75% Convertible Senior Notes due 2011 (the “2011 notes”) and 1.75% Convertible Senior Notes due 2013 (the “2013 notes,” and together with the 2011 notes, the “notes”) and the shares of our common stock issuable upon conversion of the notes.  The prospectus dated February 2, 2007, as supplemented by prospectus supplements dated February 9, 2007, February 16, 2007, February 23, 2007, March 2, 2007, March 9, 2007, March 16, 2007, March 23, 2007, March 30, 2007, April 6, 2007, April 13, 2007, April 20, 2007, April 27, 2007, May 4, 2007, May 18, 2007 and May 25, 2007, is referred to herein as the “prospectus.”

You should read this prospectus supplement in conjunction with the prospectus.  This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes or supplements the information contained in the prospectus.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 1, 2007.

SELLING SECURITYHOLDERS

The information in the prospectus in the table under the caption “Selling Securityholders” is amended by replacing the information included therein regarding the selling securityholder identified in the first column of the “Revised Information Regarding Selling Securityholders” table below with the information set forth in the “Revised Information Regarding Selling Securityholders” table below.

The information set forth below is based on information previously provided by or on behalf of the named selling securityholder.  Information concerning the selling securityholders may change from time to time. The selling securityholder may from time to time offer and sell any or all of the securities under the prospectus (as amended and supplemented hereby).  Because the  selling securityholder is not obligated to sell the notes or any shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholder will hold upon consummation of any such sales. In addition, since the date on which a selling securityholder provided this information to us, such selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its notes or common shares issuable upon conversion of its notes.

Unless described in the prospectus under the caption “Selling Securityholder” (as amended and supplemented hereby), based upon information previously provided by the selling securityholders, the selling securityholders does not beneficially own in excess of 1% of our outstanding common stock.

Except as noted in the prospectus under the caption “Selling Securityholder” (as amended and supplemented hereby), based upon the information previously provided by the selling securityholder, neither the selling securityholder nor any of its affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Revised Information Regarding Selling Securityholders

	Principal	Principal
	amount of	amount of	Number of Shares
	2011 notes	2013 notes	of Common Stock
	beneficially	beneficially	Beneficially
	owned and	owned and	Owned	Offered
Name (1)	offered hereby	offered hereby	(2)(3)	Hereby (2)
Lehman Brothers Inc. (4)(6)	$6,000,000	$17,000,000	1,430,549	1,430,549

(1)                                  Information concerning other selling securityholders will be set forth in supplements to this prospectus supplement from time to time, if required.

(2)                                  Includes shares of common stock issuable upon conversion of notes, assuming conversion of all the named selling securityholder’s notes at the initial conversion rate of 62.1978 shares of common stock per $1,000 principal amount at maturity of the notes.  This conversion rate is subject to adjustment, however, as described under “Description of Notes — Conversion Rights — Conversion Rate Adjustments” in the prospectus.  As a result, the number of shares of common stock issuable upon conversion of the notes beneficially owned and offered by the named selling securityholder may increase or decrease in the future.

(3)                                  In addition to shares of common stock issuable upon conversion of the notes as described in footnote (1), also includes shares of common stock identified to us by the selling securityholder as owned by it.

(4)                                  The selling securityholder is a broker-dealer.

(5)                                  The selling securityholder is an affiliate of a broker-dealer.

(6)                                  This amount reflects an increase of $1,000,000 from the principal amount of 2013 notes previously listed for Lehman Brothers Inc. in the prospectus.  Lehman Brothers Inc. was an initial purchaser of notes in the private placement offering.